

November 24, 2020

Ian Friedman
Chief Executive Officer
Highland Transcend Partners I Corp.
16 Fayerweather Street
Cambridge, MA 02138

> **Re: Highland Transcend Partners I Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 20, 2020**
> **File No. 333-250125**

Dear Mr. Friedman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2020 letter.

Form S-1/A filed November 20, 2020

Exhibit 4.4, page i

1. We note your response to comment 2. Please also ensure that the forum selection provision of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly, or tell us how you will inform investors in future filings that the provision applies to actions arising under the Securities Act, but not the Exchange Act.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing